UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2024

Commission File Number: 001-40850

Exscientia plc

(Translation of registrant’s name into English)

The Schrödinger Building

Oxford Science Park

Oxford OX4 4GE

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

EXPLANATORY NOTE

As previously disclosed, Exscientia plc, a public limited company incorporated under the laws of England and Wales with registered number 13483814 (“Exscientia”) and Recursion Pharmaceuticals, Inc., a Delaware corporation (“Recursion”), entered into the Transaction Agreement, dated as of August 8, 2024, as amended by the First Amendment to the Transaction Agreement (the “First Amendment”), dated as of November 5, 2024 (as amended, the “Transaction Agreement”).

This Report of Foreign Private Issuer on Form 6-K is being filed in connection with the completion on November 20, 2024 of the transactions contemplated by the Transaction Agreement pursuant to which Recursion acquired the entire issued and to be issued share capital of Exscientia (the “Transaction”) pursuant to a scheme of arrangement under Part 26 of the United Kingdom Companies Act 2006 (the “Scheme of Arrangement”).

Under the Transaction Agreement, the Transaction was conditioned on, among other things, the sanction of the Scheme of Arrangement by the High Court of Justice of England and Wales (the “Court”). On November 19, 2024, the Court issued an order sanctioning the Scheme of Arrangement. Upon the delivery of such order to the Registrar of Companies in England and Wales on November 20, 2024 (the “Effective Time”), the Scheme of Arrangement became effective. As a result, at the Effective Time, Recursion acquired the entire issued and to be issued share capital of Exscientia in accordance with the terms of the Transaction Agreement and the Scheme of Arrangement, and Exscientia became a wholly owned subsidiary of Recursion.

Pursuant to the Transaction Agreement and the Scheme of Arrangement, at the Effective Time, each ordinary share in Exscientia, each with a nominal value £0.0005 per share (an “Exscientia Ordinary Share”) outstanding as of the Effective Time (each a “Scheme Share”) was acquired by Recursion (or, at Recursion’s direction, by a nominee) from the holders of the Scheme Shares (each a “Scheme Shareholder”) in exchange for 0.7729 shares of Class A Common Stock (the “Recursion Class A Common Stock”) of Recursion, par value of $0.00001 per share (the “Share Deliverable” and collectively the “Exchange Shares”, and the ratio that each Share Deliverable bears to each Scheme Share being the “Exchange Ratio”). Because each American Depositary Share in Exscientia represents a beneficial interest in one Exscientia Ordinary Share (an “Exscientia ADS”), holders of Exscientia ADSs are entitled to receive an amount of Exchange Shares equal to the Share Deliverable per Exscientia ADS.

The foregoing description of the Transaction Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Transaction Agreement, including the First Amendment. A copy of the initial Transaction Agreement was filed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed by Exscientia with the Securities and Exchange Commission (the “SEC”) on August 8, 2024 and a copy of the First Amendment was filed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed by Exscientia with the SEC on November 6, 2024, each of which is incorporated herein by reference.

On November 20, 2024, Recursion issued a press release announcing the completion of the Transaction. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

In connection with the consummation of the Transaction, Exscientia notified Nasdaq that each Scheme Share, including each Exscientia Ordinary Share underlying each Exscientia ADS, was acquired by Recursion in exchange for the Share Deliverable pursuant to the Scheme of Arrangement. Nasdaq formally suspended trading of the Exscientia ADSs, which previously traded under the symbol “EXAI” on Nasdaq, and filed, on behalf of Exscientia, a notification of removal from listing on Form 25 with the SEC with respect to the delisting of the Exscientia ADSs. Exscientia expects to terminate the registration of the Exscientia ADSs under the Securities Exchange Act of 1934, as amended, and cease to report to the SEC, approximately 10 days following the filing of the Form 25.

Additionally, on November 19, 2024, Exscientia’s Collaboration Agreement with Bristol Myers Squibb Company was ended following the close of the remaining project thereunder.

Forward Looking Statements

Statements contained herein which are not historical facts may be considered forward-looking statements under federal securities laws and may be identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the proposed combination of Exscientia and Recursion and the outlook for Exscientia’s or Recursion’s future businesses and financial performance such as delivering better treatments to patients, faster and at a lower cost; the discovery and translation of higher quality medicines more efficiently and at a higher scale.

Such forward-looking statements are based on the current beliefs of Exscientia’s and Recursion’s respective management as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may vary materially from these forward-looking statements based on a variety of risks and uncertainties including: risks that the proposed combination disrupts each company’s current plans and operations; the diversion of the attention of the respective management teams of Exscientia and Recursion from their respective ongoing business operations; the ability of either Exscientia, Recursion or the combined company to retain key personnel; the ability to realize the benefits of the proposed combination, including cost synergies; the ability to successfully integrate Exscientia’s business with Recursion’s business, at all or in a timely manner; the outcome of any legal proceedings that may be instituted against Exscientia, Recursion or others since the announcement of the proposed combination; the amount of the costs, fees, expenses and charges related to the proposed combination; the effect of economic, market or business conditions, including competition, regulatory approvals and commercializing drug candidates, or changes in such conditions, on Exscientia’s, Recursion’s and the combined company’s operations, revenue, cash flow, operating expenses, employee hiring and retention, relationships with business partners, the development or launch of technology enabled drug discovery, and commercializing drug candidates; and the risks of conducting Exscientia’s and Recursion’s business internationally.

Other important factors and information are contained in the joint proxy statement filed on October 10, 2024, by Exscientia and Recursion with the SEC, as amended by the supplemental disclosures filed on November 6, 2024 by Recursion with the SEC, including the risks summarized in the section entitled “Risk Factors” thereof, and Exscientia’s other periodic filings with the SEC, which can be accessed at http://investors.exscientia.ai, or www.sec.gov. All forward-looking statements are qualified by these cautionary statements and apply only as of the date they are made. Exscientia does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Press Release of Recursion Pharmaceuticals, Inc. dated November 20, 2024

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXSCIENTIA PLC

By:	/s/ Ben Taylor
Name:	Ben Taylor
Title:	Chief Financial Officer

Date:

November 20, 2024